Second quarter operations review

Rio Tinto releases strong second quarter production results

16 July 2015

Rio Tinto chief executive Sam Walsh said “We have maintained our emphasis on efficiency and protecting returns, which is reflected in this solid production performance. We have also delivered three significant achievements within our growth portfolio. In aluminium, our Kitimat smelter is now producing metal from its expanded facilities, bringing 80% of our smelting capacity into the first cost quartile. In copper, the Oyu Tolgoi underground project is moving forward following the signing of the Underground Mine Development and Financing Plan. In iron ore, we have completed the key elements of our Pilbara infrastructure expansion. Our combination of world-class assets, financial strength, and operating and commercial excellence provides a sound base to continue to generate sustainable returns for our shareholders.”

		Q2 2015	vs Q2 2014	vs Q1 2015	H1 2015	H1 2014
Global iron ore shipments (100% basis)	Mt	81.4	+8%	+12%	153.9	+8%
Global iron ore production (100% basis)	Mt	79.7	+9%	+7%	154.3	+11%
Bauxite	kt	10,695	+5%	+2%	21,179	+5%
Aluminium	kt	818	0%	+1%	1,627	0%
Mined copper	kt	134	-19%	-7%	278	-14%
Hard coking coal	kt	2,101	+15%	+5%	4,103	+13%
Semi-soft and thermal coal	kt	5,099	-5%	-10%	10,760	0%
Titanium dioxide slag	kt	301	-19%	-6%	624	-18%

Highlights

  Iron ore production and shipments in the first half increased compared to last year despite severe and unseasonal weather in the Pilbara throughout the first half.

    Second quarter production of iron ore was nine per cent higher than the same quarter of 2014 and was seven per cent above the first quarter of 2015.

  The key elements of the Pilbara 360 Mt/a infrastructure expansion are complete.

    The focus is now on generating maximum value from the assets, including debottlenecking and productivity improvements.

  The modernised Kitimat aluminium smelter in Canada poured first hot metal during the quarter.

    The progressive ramp up of production towards nameplate capacity of 420 thousand tonnes is expected to complete in early 2016. The modernised smelter will substantially increase output and lower production costs and emissions.

  The signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) on 18 May 2015 represents a significant step forward for the project.

    The UDP between the Government of Mongolia, Turquoise Hill Resources and Rio Tinto provides a pathway forward in addressing shareholder matters to restart underground development. Next steps include approval of the underground feasibility study and project financing, as well as obtaining necessary permits.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2014 have been excluded from Rio Tinto share of production data but assets sold in 2015 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q2 2015	vs Q2 2014	vs Q1 2015	H1 2015	H1 2014
Pilbara Blend Lump	17.5	+20%	+9%	33.5	+21%
Pilbara Blend Fines	25.5	+12%	+3%	50.1	+18%
Robe Valley Lump	1.5	+2%	+4%	3.0	+3%
Robe Valley Fines	2.9	-5%	+13%	5.4	-9%
Yandicoogina Fines (HIY)	13.9	+4%	+10%	26.5	-1%
IOC (pellets and concentrate)	2.6	+11%	+24%	4.7	+14%

Pilbara operations

Production and shipments in the first half increased compared to last year despite unseasonal weather in the Pilbara throughout the first half, including Tropical Cyclones Olwyn and Quang. Around seven million tonnes of shipping capacity was lost directly at the ports due to uncharacteristically severe weather. Heavy inland rains reduced truck utilisation, resulting in lost production at the mines and impacting the ability to rail planned tonnes.

First half production of 146.3 million tonnes (Rio Tinto share 118.6 million tonnes) was ten per cent higher than the same period of 2014 following the successful ramp up to 290 Mt/a in May 2014.  Second quarter production of 75.2 million tonnes (Rio Tinto share 61.3 million tonnes) was nine per cent higher than the second quarter of 2014 and was six per cent above the first quarter of 2015.

Pilbara sales

First half sales of 146.5 million tonnes (Rio Tinto share 118.3 million tonnes) were eight per cent higher than the same period of 2014. Quarterly sales of 77.2 million tonnes (Rio Tinto share 62.9 million tonnes) were eight per cent higher than the second quarter last year and 11 per cent higher quarter on quarter.

Approximately 25 per cent of sales in the first half were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Pilbara projects

The key elements of the infrastructure expansion are complete.  The focus is now to ramp up the new equipment to full capacity and generate maximum value from the integrated system. This includes improvements from debottlenecking and productivity enhancements supported by a range of low cost brownfield developments.  Around 40 Mt/a of very low-cost brownfield expansions, principally at West Angelas, Nammuldi and Brockman mines, were completed in the half, with an average mine production capital intensity of around $9 per tonne.

Steady progress is being made in the testing and verification of AutoHaul, with over 170 journeys covering 25,000 kilometres completed by the end of June 2015.

Iron Ore Company of Canada (IOC)

IOC delivered its best first half of production with 8.0 million tonnes of concentrate and pellets (Rio Tinto share 4.7 million tonnes), a 14 per cent increase over the first half of 2014. This improvement was driven by increased asset reliability and performance. Second quarter concentrate and pellet production was 4.5 million tonnes (Rio Tinto share 2.6 million tonnes), a 24 per cent increase over the prior quarter.

The improvement in production boosted first half sales by 16 per cent over last year’s levels, to 7.4 million tonnes (Rio Tinto share 4.3 million tonnes). Second quarter sales were particularly strong, with concentrate sales of 1.9 million tonnes and pellet shipments of 2.3 million tonnes.

2015 guidance

Due to the weather disruption in the first half of the year, anticipated shipments were reduced by around seven million tonnes. Accordingly, Rio Tinto now expects 2015 global shipments of 340 million tonnes (100 per cent basis) from its operations in Australia and Canada.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q2 2015	vs Q2 2014	vs Q1 2015	H1 2015	H1 2014
Rio Tinto Aluminium
Bauxite	10,695	+5%	+2%	21,179	+5%
Alumina	1,925	+7%	+2%	3,821	+5%
Aluminium	818	0%	+1%	1,627	0%

Bauxite

Bauxite production was five per cent higher than the first half of 2014 and set a new first half record.  This was primarily due to a very strong performance at Weipa and the continued ramp up of production at Gove towards eight million tonnes per annum. Gove finished the second quarter with a monthly performance equivalent to a 7.7 million tonne run-rate, well on track to reach an eight million tonne run-rate by the fourth quarter of 2015.

These strong performances from Weipa and Gove delivered second quarter production five per cent higher than the same quarter of 2014 and enabled a seven per cent improvement in third party sales quarter on quarter.

Alumina

Alumina production was up by five per cent compared with the first half of 2014 (excluding production from the Gove refinery which was curtailed in May 2014), reflecting improved productivity at Queensland Alumina and Yarwun.

Aluminium

First half and second quarter aluminium production was in line with the same periods of 2014, despite lower production from Kitimat as it prepared for commissioning of the modernised smelter which poured first hot metal during the quarter. Kitimat will ramp up towards nameplate capacity of 420 thousand tonnes (a 48 per cent increase over previous nameplate capacity), which is expected to be completed in early 2016.

2015 guidance

Rio Tinto’s expected share of production remains unchanged at 43 million tonnes of bauxite, eight million tonnes of alumina and 3.3 million tonnes of aluminium.

COPPER & COAL

Rio Tinto share of production (‘000 tonnes)

	Q2 2015	vs Q2 2014	vs Q1 2015	H1 2015	H1 2014
Mined copper
Kennecott Utah Copper	17.4	-72%	-35%	44.0	-66%
Escondida	98.4	+10%	-7%	204.6	+22%
Grasberg	0.0	N/A	N/A	0.0	N/A
Oyu Tolgoi	18.5	+53%	+64%	29.8	+44%

Refined copper
Kennecott Utah Copper	33.2	-53%	-26%	78.2	-37%
Escondida	26.6	+9%	+15%	49.8	+6%

Coal
Hard coking coal	2,101	+15%	+5%	4,103	+13%
Semi-soft coking coal	1,024	+13%	+14%	1,922	+5%
Thermal coal	4,075	-8%	-14%	8,837	-1%

Kennecott Utah Copper

Mined copper production for the first half was significantly lower than the same period of 2014 due to the current focus on de-weighting and de-watering the east wall of Bingham Canyon which is expected to continue in the second half.

Lower mine production, partly mitigated by a drawdown of inventory, resulted in first half refined production being significantly lower than in the same period of 2014. To optimise smelter utilisation Kennecott continues to toll third party concentrate, with 166 thousand tonnes of concentrate received and smelted in the first half. This is excluded from reported production figures.

Escondida

Mined copper production at Escondida in the first half was 22 per cent higher than the same period of 2014, primarily due to higher grades and throughput. The second half is expected to be impacted by a decline in grades and water availability.

Oyu Tolgoi

First half mined copper production was 44 per cent higher than the first half of 2014, and higher quarter on quarter, attributable to higher grades and throughput.

Mining has started moving to areas of higher grade ore in the open pit. Copper production in the second half of 2015 is expected to be higher than the first half.

Oyu Tolgoi Underground Development Project

On 18 May 2015, the Government of Mongolia, Turquoise Hill Resources and Rio Tinto signed the Underground Mine Development and Financing Plan which provides a pathway forward in addressing shareholder matters to restart underground development. Next steps include approval of the underground feasibility study and project financing, as well as securing all necessary permits for operating the underground mine.

Grasberg

Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto does not expect 2015 production to exceed the metal attributable to Freeport-McMoRan Inc. (Freeport) and, accordingly, expects its share of joint venture production to be zero during the year. Freeport is due to announce its second quarter and first half results on 23 July 2015.

Provisional pricing

At 30 June 2015, the Group had an estimated 333 million pounds of copper sales that were provisionally priced at US 268 cents per pound. The final price of these sales will be determined during the second half of 2015. This compared with 331 million pounds of open shipments at 31 December 2014, provisionally priced at US 288 cents per pound.

Coal

Hard coking coal production was 13 per cent higher than the first half of 2014 as a result of improved production rates at Kestrel which continues to ramp up towards nameplate long-wall capacity of around six million tonnes.

Semi-soft coking coal production was five per cent higher than the first half of 2014 reflecting mine production sequencing at the Hunter Valley Operations. Thermal coal production was in line with the first half of 2014 with increased tonnage at Hail Creek through a processing plant by-product stream and a strong operational performance which was offset by the impacts of wet weather in the Hunter Valley.

2015 guidance

In 2015, as previously announced, Rio Tinto expects its share of mined copper production to be between 500 and 535 thousand tonnes, and refined copper production to be between 190 and 220 thousand tonnes.

For coal, Rio Tinto’s share of production is expected to be 18 to 19 million tonnes of thermal coal, 3.0 to 3.4 million tonnes of semi-soft coking coal and 7.1 to 8.1 million tonnes of hard coking coal.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q2 2015	vs Q2 2014	vs Q1 2015	H1 2015	H1 2014
Diamonds (‘000 carats)
Argyle	3,374	+37%	+5%	6,591	+34%
Diavik	1,285	0%	+43%	2,183	-9%
Murowa	37	-56%	-7%	77	-50%

Minerals (‘000 tonnes)
Borates – B2O3 content	124	-7%	-4%	253	-2%
Titanium dioxide slag	301	-19%	-6%	624	-18%

Salt (‘000 tonnes)	1,193	-33%	-16%	2,611	-23%

Uranium (‘000 lbs)
Energy Resources of Australia	589	N/A	-20%	1,326	N/A
Rössing	543	+19%	+99%	815	-26%

Diamonds

Carats produced at Argyle were 37 per cent higher than the corresponding quarter in 2014 and 34 per cent higher than the first half of 2014 due to the continued ramp up of production from the underground mine.

Lower carats recovered in the first half at Diavik compared to last year reflect lower ore availability as mining progressed through an area of higher dilution in the first quarter and the absence of stockpiled ore which was processed in the first half of 2014. Second quarter carat production was 43 per cent higher than in the first quarter, reflecting higher grades.

On 26 June 2015, Rio Tinto announced the sale of its interest in the Murowa diamond mine in Zimbabwe.

Minerals

Borates production was slightly lower than in the first half of 2014 which included additional production in preparation for the commissioning of the modified direct dissolving of kernite (MDDK) plant.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide slag production was 18 per cent lower than in the first half of 2014 as production continued to be optimised to align with market demand. Two out of nine furnaces are currently idled in Rio Tinto Fer et Titane (RTFT) in Quebec.

Salt

First half salt production was lower than the comparative period in 2014 as a result of weaker demand and management of inventory.

Uranium

Energy Resources of Australia (ERA) continues to process existing stockpiles. Quarter on quarter, uranium production was 20 per cent lower as a result of lower mill head grade and recovery.

First half production at Rössing was lower than the first half of 2014, largely as a result of lower grades and recoveries, partially offset by higher throughput. Second quarter production was higher following recovery from a fire in the final product recovery plant in the first quarter.

2015 guidance

In 2015, Rio Tinto’s share of production is expected to be 1.2 million tonnes of titanium dioxide slag (previously 1.3 million tonnes), 0.5 million tonnes of boric oxide equivalent and 20 million carats of diamonds.

Rio Tinto’s share of uranium production is expected to be approximately five million pounds (at the lower end of the previous guidance range of five to six million tonnes).

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half was $243 million (of which $117 million was spent in the second quarter), compared with $340 million in the same period of 2014.

Approximately 37 per cent of this expenditure was incurred by Copper & Coal, five per cent by Iron Ore, 22 per cent by Diamonds & Minerals and the balance by central exploration.

There were no significant divestments of central exploration properties in the quarter.

Activity in the quarter

Rio Tinto has a strong portfolio of exploration projects with activity in 18 countries across some eight commodities.  The main focus of our exploration spend in the period was on copper targets in the United States, Mexico, Chile, Peru, Botswana, Namibia, Zambia, Kazakhstan and Russia.  Mine-lease exploration continued at a number of Rio Tinto businesses including Pilbara Iron, Rio Tinto Coal Australia, Richards Bay, Oyu Tolgoi, Weipa and Kennecott Utah Copper.

A summary of activity for the period is as follows:

Product Group	Greenfield programmes	Advanced projects	Evaluation projects
Aluminium	Australia, Brazil, Laos	Amargosa orbit, Brazil	South of Embley and Cape York, Australia
Copper & Coal	Copper: Australia, Botswana, Chile, China, Kazakhstan, Mexico, Mongolia, Namibia, Peru, Russia, US, Zambia Nickel: Canada	Coal: Bowen Basin, Hunter Valley Australia Nickel: Tamarack, US	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Coal: Mt Pleasant, Hail Creek, Australia
Diamonds & Minerals	Diamonds: Canada, India Heavy mineral sands: Gabon Uranium: Australia, Canada, US	Potash: KP405, Canada	Diamonds: Diavik, Canada; Bunder, India Lithium borates: Jadar, Serbia Heavy mineral sands: Zulti South, South Africa; Mutamba, Mozambique Iron Ore: Simandou, Guinea Uranium: Roughrider, Canada
Iron Ore	Botswana	Pilbara, Australia	Pilbara, Australia

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Half Year		% Change
		2014 Q2	2015 Q1	2015 Q2	2014 H1	2015 H1	Q2 15 vs Q2 14	Q2 15 vs Q1 15	H1 15 vs H1 14
Principal Commodities
Alumina	('000 t)	1,934	1,896	1,925	4,326	3,821	0%	2%	-12%
Aluminium	('000 t)	817	809	818	1,627	1,627	0%	1%	0%
Bauxite	('000 t)	10,144	10,484	10,695	20,188	21,179	5%	2%	5%
Borates	('000 t)	133	129	124	259	253	-7%	-4%	-2%
Coal - hard coking	('000 t)	1,828	2,002	2,101	3,642	4,103	15%	5%	13%
Coal - semi-soft coking	('000 t)	903	898	1,024	1,839	1,922	13%	14%	5%
Coal - thermal	('000 t)	4,447	4,762	4,075	8,967	8,837	-8%	-14%	-1%
Copper - mined	('000 t)	164.8	144.1	134.3	323.0	278.4	-19%	-7%	-14%
Copper - refined	('000 t)	94.6	68.2	59.9	170.4	128.0	-37%	-12%	-25%
Diamonds	('000 cts)	3,832	4,155	4,696	7,482	8,851	23%	13%	18%
Iron ore	('000 t)	57,530	59,412	63,892	109,869	123,304	11%	8%	12%
Titanium dioxide slag	('000 t)	372	322	301	762	624	-19%	-6%	-18%
Uranium	('000 lbs)	455	1,010	1,131	1,099	2,141	148%	12%	95%
Other Metals & Minerals
Gold - mined	('000 oz)	123.2	79.8	116.9	217.5	196.7	-5%	47%	-10%
Gold - refined	('000 oz)	59.8	62.2	51.6	121.8	113.8	-14%	-17%	-7%
Molybdenum	('000 t)	2.5	2.7	2.6	3.4	5.3	6%	-3%	55%
Salt	('000 t)	1,788	1,418	1,193	3,374	2,611	-33%	-16%	-23%
Silver - mined	('000 oz)	1,372	954	804	2,569	1,758	-41%	-16%	-32%
Silver - refined	('000 oz)	818	698	501	1,417	1,198	-39%	-28%	-15%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	352	358	373	360	359	713	719
Queensland Alumina	80%	668	741	748	739	741	1,365	1,480
São Luis (Alumar)	10%	87	94	95	86	94	175	180
Yarwun	100%	661	656	687	683	700	1,344	1,384
Jonquière (Vaudreuil) specialty alumina plant	100%	27	28	27	27	30	53	57
Aluminium Product Group total		1,795	1,877	1,931	1,896	1,925	3,650	3,821
Other Aluminium - Gove refinery (a)	100%	139	0	0	0	0	676	0
Rio Tinto total alumina production		1,934	1,877	1,931	1,896	1,925	4,326	3,821

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	47	48	48	46	47	93	94
Australia - Boyne Island	59%	81	85	86	84	86	157	170
Australia - Tomago	52%	71	73	74	73	75	142	148
Canada - six wholly owned	100%	320	320	317	306	305	642	611
Canada - Alouette (Sept-Îles)	40%	58	58	59	59	61	116	120
Canada - Bécancour	25%	28	28	28	26	28	56	55
France - Dunquerque	100%	67	68	68	67	68	134	136
Iceland - ISAL (Reykjavik)	100%	52	51	52	51	51	102	103
New Zealand - Tiwai Point	79%	65	65	65	65	66	129	131
Oman - Sohar	20%	18	18	19	19	19	36	37
UK - Lochaber	100%	10	10	11	12	12	20	23
Rio Tinto total aluminium production		817	825	827	809	818	1,627	1,627

BAUXITE
Production ('000 tonnes) (b)
Gove	100%	1,426	1,725	1,574	1,710	1,863	3,230	3,572
Porto Trombetas	12%	470	501	556	438	447	908	885
Sangaredi	(c)	1,885	1,819	1,721	1,632	1,444	3,571	3,076
Weipa	100%	6,363	6,844	6,944	6,704	6,941	12,479	13,646
Rio Tinto total bauxite production		10,144	10,889	10,794	10,484	10,695	20,188	21,179

Rio Tinto share of production

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	133	127	123	129	124	259	253

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,338	1,277	1,520	1,189	1,349	2,528	2,538
Kestrel Coal	80%	490	497	119	813	752	1,115	1,565
Rio Tinto total hard coking coal production		1,828	1,773	1,639	2,002	2,101	3,642	4,103

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	385	292	440	460	780	816	1,240
Mount Thorley	64%	365	317	213	311	168	719	479
Warkworth	44%	153	36	76	128	76	304	204
Rio Tinto total semi-soft coking coal production		903	645	728	898	1,024	1,839	1,922

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	32%	654	667	660	749	568	1,413	1,317
Hail Creek Coal	82%	344	702	524	725	601	664	1,326
Hunter Valley	80%	2,183	2,732	2,275	2,184	1,579	4,532	3,763
Kestrel Coal	80%	87	45	249	94	143	157	237
Mount Thorley	64%	425	499	128	353	517	807	870
Warkworth	44%	753	711	923	658	667	1,394	1,325
Rio Tinto total thermal coal production		4,447	5,355	4,759	4,762	4,075	8,967	8,837

Rio Tinto share of production

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

COPPER
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	61.9	52.8	20.5	26.6	17.4	131.0	44.0
Escondida	30%	89.4	84.2	88.9	106.2	98.4	168.2	204.6
Grasberg - Joint Venture (d)	40%	1.5	2.5	2.1	0.0	0.0	3.2	0.0
Oyu Tolgoi (e)	34%	12.1	12.3	16.9	11.3	18.5	20.6	29.8
Rio Tinto total mine production		164.8	151.8	128.3	144.1	134.3	323.0	278.4
Refined production ('000 tonnes)
Escondida	30%	24.5	20.8	22.5	23.2	26.6	47.2	49.8
Kennecott Utah Copper	100%	70.1	62.7	18.3	45.0	33.2	123.2	78.2
Rio Tinto total refined production		94.6	83.5	40.7	68.2	59.9	170.4	128.0

DIAMONDS
Production ('000 carats)
Argyle	100%	2,459	2,455	1,813	3,217	3,374	4,920	6,591
Diavik	60%	1,290	1,004	927	899	1,285	2,409	2,183
Murowa (f)	0%	83	90	101	40	37	152	77
Rio Tinto total diamond production		3,832	3,549	2,841	4,155	4,696	7,482	8,851

GOLD
Mine production ('000 ounces) (b)
Barneys Canyon	100%	0.4	0.0	0.0	0.0	0.0	0.4	0.0
Bingham Canyon	100%	76.6	86.7	33.2	44.7	29.5	139.9	74.2
Escondida	30%	8.0	6.6	3.8	6.4	7.7	16.6	14.0
Grasberg - Joint Venture (d)	40%	0.3	0.8	0.7	0.0	0.0	0.7	0.0
Oyu Tolgoi (e)	34%	37.9	44.2	93.2	28.7	79.8	59.9	108.5
Rio Tinto total mine production		123.2	138.4	131.0	79.8	116.9	217.5	196.7
Refined production ('000 ounces)
Kennecott Utah Copper	100%	59.8	79.3	51.1	62.2	51.6	121.8	113.8

Rio Tinto share of production

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

IRON ORE
Production ('000 tonnes) (b)
Hamersley mines	(g)	39,742	41,837	45,239	42,177	45,807	76,087	87,984
Hamersley - Channar	60%	1,642	1,763	1,501	1,287	1,675	3,284	2,962
Hope Downs	50%	5,094	5,646	5,839	5,679	5,259	9,873	10,938
Iron Ore Company of Canada	59%	2,365	2,299	2,247	2,109	2,616	4,129	4,726
Robe River - Pannawonica (Mesas J and A)	53%	4,530	4,846	4,599	4,020	4,402	8,859	8,422
Robe River - West Angelas	53%	4,158	4,058	3,815	4,139	4,133	7,637	8,272
Rio Tinto iron ore production ('000 tonnes)		57,530	60,450	63,239	59,412	63,892	109,869	123,304
Breakdown of Production:
Pilbara Blend Lump		14,541	14,986	16,103	16,057	17,490	27,792	33,547
Pilbara Blend Fines		22,669	24,721	25,185	24,607	25,466	42,284	50,073
Robe Valley Lump		1,518	1,617	1,591	1,482	1,541	2,930	3,023
Robe Valley Fines		3,012	3,229	3,008	2,538	2,861	5,928	5,400
Yandicoogina Fines (HIY)		13,425	13,597	15,105	12,618	13,918	26,805	26,536
IOC Concentrate		1,130	936	845	804	1,245	1,758	2,049
IOC Pellets		1,235	1,364	1,402	1,305	1,372	2,371	2,677
Breakdown of Sales:
Pilbara Blend Lump		12,066	13,730	13,778	13,231	14,620	23,702	27,851
Pilbara Blend Fines		26,596	26,496	30,627	26,004	30,200	48,521	56,204
Robe Valley Lump		1,465	1,405	1,435	1,257	1,320	2,665	2,578
Robe Valley Fines		3,311	3,246	3,453	2,568	2,797	6,189	5,365
Yandicoogina Fines (HIY)		13,712	14,198	14,628	12,336	14,004	27,444	26,340
IOC Concentrate		1,118	1,343	732	417	1,112	1,490	1,530
IOC Pellets		1,134	1,172	1,410	1,462	1,344	2,235	2,806
Rio Tinto iron ore sales ('000 tonnes)		59,402	61,590	66,063	57,276	65,397	112,247	122,672

MOLYBDENUM
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	2.5	5.6	2.6	2.7	2.6	3.4	5.3

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,788	1,567	1,852	1,418	1,193	3,374	2,611

Rio Tinto share of production

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

SILVER
Mine production ('000 ounces) (b)
Bingham Canyon	100%	864	970	356	486	310	1,608	796
Escondida	30%	432	348	288	407	394	829	801
Grasberg - Joint Venture (d)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (e)	34%	77	72	96	62	100	131	161
Rio Tinto total mine production		1,372	1,390	740	954	804	2,569	1,758
Refined production ('000 ounces)
Kennecott Utah Copper	100%	818	759	636	698	501	1,417	1,198

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (h)	100%	372	365	316	322	301	762	624

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia (i)	68%	0	853	904	737	589	0	1,326
Rössing	69%	455	615	618	272	543	1,099	815
Rio Tinto total uranium production		455	1,467	1,523	1,010	1,131	1,099	2,141

Production data notes:

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.

(b) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(c) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(d) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(e) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(f) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.

(g) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(h) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(i) ERA production reported is 'drummed' U3O8.

The Rio Tinto percentage shown above is at 30 June 2015.

Rio Tinto's interest in the Benga and Clermont mines and the Alucam and SØRAL smelters were sold in 2014. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	835	926	935	924	927	1,706	1,850
Yarwun refinery - Queensland	100.0%	661	656	687	683	700	1,344	1,384
Brazil
São Luis (Alumar) refinery	10.0%	865	938	953	862	940	1,747	1,802
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	352	358	373	360	359	713	719
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Smelter Grade Alumina - Other Aluminium
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	139	0	0	0	0	676	0
(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	27	28	27	27	30	53	57
Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	47	48	48	46	47	93	94
Boyne Island smelter - Queensland	59.4%	136	143	145	142	145	265	287
Tomago smelter - New South Wales	51.6%	139	142	144	141	145	275	286
Cameroon
Alucam (Edéa) smelter (a)	0.0%	23	24	22	-	-	47	-
Canada
Alma smelter - Quebec	100.0%	111	116	116	115	116	223	231
Alouette (Sept-Îles) smelter - Quebec	40.0%	145	146	147	147	152	290	299
Arvida smelter - Quebec	100.0%	43	44	44	43	43	85	86
Arvida AP60 smelter - Quebec	100.0%	15	15	15	14	15	29	29
Bécancour smelter - Quebec	25.1%	111	110	114	105	113	222	218
Grande-Baie smelter - Quebec	100.0%	55	55	55	54	55	111	109
Kitimat smelter - British Columbia	100.0%	35	28	24	20	15	73	35
Laterrière smelter - Quebec	100.0%	61	62	62	60	61	121	121
France
Dunkerque smelter	100.0%	67	68	68	67	68	134	136
Iceland
ISAL (Reykjavik) smelter	100.0%	52	51	52	51	51	102	103
New Zealand
Tiwai Point smelter	79.4%	82	82	82	82	83	163	165
Norway
SØRAL (Husnes) smelter (b)	0.0%	23	23	8	-	-	45	-
Oman
Sohar smelter	20.0%	91	92	93	93	94	178	187
United Kingdom
Lochaber smelter	100.0%	10	10	11	12	12	20	23

(a) Rio Tinto sold its 46.7% interest in the Alucam (Edéa) smelter with an effective date of 31 December 2014. Production data are shown up to that date.
(b) Rio Tinto sold its 50% interest in the SØRAL (Husnes) smelter with an effective date of 31 October 2014. Production data are shown up to that date.

Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,426	1,725	1,574	1,710	1,863	3,230	3,572
Weipa mine - Queensland	100.0%	6,363	6,844	6,944	6,704	6,941	12,479	13,646
Brazil
Porto Trombetas (MRN) mine	12.0%	3,918	4,177	4,633	3,651	3,723	7,567	7,375
Guinea
Sangaredi mine (a)	23.0%	4,189	4,043	3,823	3,627	3,209	7,937	6,835

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		10,065	10,671	10,851	10,487	10,926	19,895	21,413
Share of third party bauxite shipments ('000 tonnes)		5,768	6,523	6,502	6,372	6,848	10,232	13,220
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

BORATES
Rio Tinto Minerals - borates	100.0%
US
Borates ('000 tonnes) (a)		133	127	123	129	124	259	253
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine	32.0%
New South Wales
Thermal coal ('000 tonnes)		2,045	2,083	2,061	2,341	1,776	4,414	4,116
Clermont Coal mine (a)	0.0%
Queensland
Thermal coal ('000 tonnes)		2,265	-	-	-	-	4,832	-
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,631	1,557	1,853	1,450	1,645	3,082	3,095
Thermal coal ('000 tonnes)		420	856	639	884	733	810	1,617
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		481	365	550	574	976	1,020	1,550
Thermal coal ('000 tonnes)		2,728	3,415	2,844	2,730	1,974	5,665	4,703
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		613	621	149	1,017	940	1,393	1,956
Thermal coal ('000 tonnes)		109	56	311	118	178	197	296
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		570	496	333	485	263	1,124	748
Thermal coal ('000 tonnes)		665	780	200	551	809	1,261	1,359
Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		345	80	170	287	170	683	457
Thermal coal ('000 tonnes)		1,692	1,598	2,073	1,478	1,499	3,132	2,977
Total hard coking coal production ('000 tonnes)		2,244	2,178	2,002	2,467	2,585	4,476	5,051
Total semi-soft coking coal production ('000 tonnes)		1,395	942	1,052	1,347	1,408	2,827	2,755
Total thermal coal production ('000 tonnes)		9,924	8,787	8,129	8,101	6,968	20,311	15,069
Total coal production ('000 tonnes)		13,563	11,906	11,183	11,915	10,961	27,613	22,876

Total coal sales ('000 tonnes)		13,569	11,409	12,395	11,926	11,016	27,583	22,942
Rio Tinto Coal Australia share (b)
Share of hard coking coal sales ('000 tonnes)		2,152	1,563	1,978	1,925	2,405	4,143	4,330
Share of semi-soft coal sales ('000 tonnes) (c)		803	790	812	929	963	1,623	1,892
Share of thermal coal sales ('000 tonnes) (c)		5,447	4,972	5,183	4,781	3,913	11,275	8,694

(a) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production data are shown up to that date.
(b) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.
(c) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	0.0%
Hard coking coal production ('000 tonnes)		288	236	26	-	-	379	-
Thermal coal production ('000 tonnes)		271	216	23	-	-	354	-
(a) Rio Tinto completed the sale of Rio Tinto Coal Mozambique and its 65% interest in the Benga mine with an effective date of 7 October 2014. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		21,438	20,652	18,354	21,382	22,909	42,488	44,291
Average copper grade (%)		1.33	1.20	1.45	1.49	1.32	1.23	1.40
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		235.6	205.5	215.7	270.6	249.6	431.2	520.2
Contained gold ('000 ounces)		27	22	13	21	26	55	47
Contained silver ('000 ounces)		1,439	1,159	958	1,355	1,314	2,765	2,669
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		62.3	75.3	80.5	83.5	78.5	129.4	162.0
Refined production from leach plants:
Copper cathode production ('000 tonnes)		81.5	69.3	75.0	77.3	88.8	157.3	166.1
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		9,368	12,488	11,512	14,123	18,269	19,985	32,392
Average mill head grades:
Copper (%)		0.73	0.88	0.79	0.57	0.66	0.72	0.62
Gold (g/t)		0.65	1.28	1.14	0.68	0.69	0.72	0.69
Silver (g/t)		3.08	3.90	3.37	2.13	1.94	3.21	2.02
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		58.7	97.7	82.3	72.2	104.8	126.2	177.0
Gold in concentrates ('000 ounces)		147	439	366	262	320	362	582
Silver in concentrates ('000 ounces)		499	913	771	558	639	1,057	1,198
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		54.3	120.0	83.9	70.4	98.8	104.9	169.2
Gold in concentrates ('000 ounces)		136	505	366	260	306	299	566
Silver in concentrates ('000 ounces)		367	889	623	435	483	701	918

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2015 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 2Q 2015 until the release of its 2015 second-quarter results on 23 July 2015.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.4	0.0	0.0	0.0	0.0	0.4	0.0
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		10,480	12,184	6,404	9,819	8,208	22,396	18,026
Average ore grade:
Copper (%)		0.65	0.49	0.37	0.31	0.25	0.65	0.28
Gold (g/t)		0.33	0.33	0.26	0.21	0.17	0.29	0.19
Silver (g/t)		3.26	3.01	2.22	2.22	1.99	2.92	2.11
Molybdenum (%)		0.044	0.069	0.060	0.041	0.046	0.036	0.044
Copper concentrates produced ('000 tonnes)		225	193	82	133	84	524	218
Average concentrate grade (% Cu)		27.5	27.2	24.8	19.9	20.6	25.0	20.2
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		61.9	52.8	20.5	26.6	17.4	131.0	44.0
Gold ('000 ounces)		77	87	33	45	29	140	74
Silver ('000 ounces)		864	970	356	486	310	1,608	796
Molybdenum concentrates produced ('000 tonnes):		4.6	10.5	4.9	5.2	5.0	6.5	10.3
Molybdenum in concentrates ('000 tonnes)		2.5	5.6	2.6	2.7	2.6	3.4	5.3
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		309	205	122	148	99	581	247
Copper anodes produced ('000 tonnes) (a)		71.7	50.2	24.9	35.1	19.1	129.1	54.2
Production of refined metal:
Copper ('000 tonnes)		70.1	62.7	18.3	45.0	33.2	123.2	78.2
Gold ('000 ounces) (b)		59.8	79.3	51.1	62.2	51.6	121.8	113.8
Silver ('000 ounces) (b)		818	759	636	698	501	1,417	1,198
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		7,778	7,029	7,505	7,512	9,025	13,338	16,536
Average mill head grades:
Copper (%)		0.53	0.59	0.74	0.52	0.69	0.52	0.61
Gold (g/t)		0.60	0.80	1.46	0.48	1.09	0.55	0.82
Silver (g/t)		1.57	1.64	1.65	1.16	1.46	1.55	1.33
Copper concentrates produced ('000 tonnes)		140.0	134.1	186.7	130.9	215.5	242.9	346.4
Average concentrate grade (% Cu)		25.8	27.3	26.9	25.7	25.6	25.3	25.7
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		36.2	36.6	50.3	33.6	55.3	61.5	88.9
Gold in concentrates ('000 ounces)		113.0	132.0	278.2	85.6	238.1	178.6	323.8
Silver in concentrates ('000 ounces)		229	216	286	184	297	391	481
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		51.6	53.6	67.6	42.1	46.3	64.7	88.4
Gold in concentrates ('000 ounces)		126	144	263	200	177	154	377
Silver in concentrates ('000 ounces)		309	323	383	219	245	387	464
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		712	876	688	1,178	1,199	1,435	2,377
AK1 diamonds produced ('000 carats)		2,459	2,455	1,813	3,217	3,374	4,920	6,591
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		617	560	512	476	565	1,204	1,041
Diamonds recovered ('000 carats)		2,150	1,673	1,545	1,498	2,141	4,015	3,639
Murowa Diamonds (a)	0%
Zimbabwe
Ore processed ('000 tonnes)		135	153	160	117	95	277	212
Diamonds recovered ('000 carats)		107	116	130	51	48	196	99
(a) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	39,742	41,837	45,239	42,177	45,807	76,087	87,984
Hamersley - Channar	60.0%	2,737	2,938	2,502	2,145	2,792	5,474	4,936
Hope Downs	50.0%	10,187	11,292	11,677	11,358	10,518	19,746	21,876
Robe River - Pannawonica (Mesas J and A)	53.0%	8,547	9,144	8,677	7,585	8,306	16,714	15,891
Robe River - West Angelas	53.0%	7,845	7,657	7,198	7,810	7,797	14,409	15,607
Total production ('000 tonnes)		69,057	72,868	75,292	71,075	75,221	132,430	146,295
Breakdown of total production:
Pilbara Blend Lump		18,688	19,416	20,298	20,231	21,990	35,719	42,221
Pilbara Blend Fines		28,397	30,711	31,213	30,641	31,007	53,192	61,648
Robe Valley Lump		2,863	3,051	3,002	2,796	2,907	5,529	5,703
Robe Valley Fines		5,684	6,093	5,675	4,789	5,399	11,185	10,188
Yandicoogina Fines (HIY)		13,425	13,597	15,105	12,618	13,918	26,805	26,536
Breakdown of total sales:
Pilbara Blend Lump		16,246	17,378	17,295	16,832	18,635	31,217	35,467
Pilbara Blend Fines		32,871	33,380	37,370	32,904	36,841	60,691	69,745
Robe Valley Lump		2,764	2,651	2,708	2,373	2,491	5,029	4,864
Robe Valley Fines		6,247	6,124	6,514	4,845	5,277	11,678	10,122
Yandicoogina Fines (HIY)		13,712	14,198	14,628	12,336	14,004	27,444	26,340
Total sales ('000 tonnes) (b)		71,841	73,731	78,515	69,290	77,248	136,059	146,538

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,924	1,593	1,439	1,370	2,120	2,994	3,490
Pellets ('000 tonnes)		2,104	2,322	2,388	2,223	2,336	4,038	4,558
Sales:
Concentrates ('000 tonnes)		1,904	2,288	1,246	711	1,894	2,537	2,605
Pellets ('000 tonnes)		1,931	1,996	2,402	2,490	2,288	3,807	4,779
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		73,085	76,784	79,119	74,667	79,676	139,462	154,343
Iron Ore Sales ('000 tonnes)		75,675	78,014	82,163	72,491	81,430	142,403	153,921
Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,616	2,293	2,709	2,074	1,745	4,936	3,819

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		372	365	316	322	301	762	624
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		0	1,247	1,322	1,078	861	0	1,939
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		664	896	902	397	791	1,603	1,188

Rio Tinto percentage interest shown above is at 30 June 2015. The data represent full production and sales on a 100% basis unless otherwise stated.